AP 2/26

SEC
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Section
FEB 22 2013
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400

SECU[ ... ]SION

13011634

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 44874 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monex Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, Suite 1500
(No. and Street)

| Houston | Texas | 77002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ruben Contreras, CFO — 713-877-8234
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB P.C., CPAs Business Advisors
(Name – *if individual, state last, first, middle name*)

| 1333 W. Loop South, Suite 1400 | Houston | TX | 77027 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Ruben Contreras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monex Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLY SANDRA DELGADO
Notary Public, State of Texas
My Commission Expires
May 07, 2016

Signature

Ruben Contreras, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

December 31, 2012

# *Financial Statements*

EEPB P.C.

CPAs & BUSINESS ADVISORS

# MONEX SECURITIES, INC.

## FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

## DECEMBER 31, 2012

## CONTENTS

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

January 18, 2013

Board of Directors
MONEX SECURITIES, INC.

We have audited the accompanying statement of financial condition of MONEX SECURITIES, INC. as of December 31, 2012 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonable of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MONEX SECURITIES, INC. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ | 2,879 |
| Certificate of deposit | | 10,015 |
| Receivable from clearing broker/dealer | | 1,678,119 |
| Commissions receivable | | 189,702 |
| Income tax receivable | | 98,395 |
| Deposit held by clearing brokers, restricted | | 100,000 |
| Other assets | | 80,517 |
| TOTAL CURRENT ASSETS | | 2,159,627 |
| Property and equipment, net | | 53,713 |
| TOTAL ASSETS | $ | 2,213,340 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Commissions payable | $ | 3,428 |
| Accounts payable and accrued liabilities | | 184,056 |
| Payable to shareholder | | 265,776 |
| Accrued income taxes | | 38,619 |
| TOTAL CURRENT LIABILITIES | | 491,879 |
| Deferred income tax liability | | 17,282 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value | | 10 |
| Additional paid-in capital | | 1,704,169 |
| Retained earnings | | - |
| TOTAL STOCKHOLDER'S EQUITY | | 1,704,179 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 2,213,340 |

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| REVENUES | | |
| Commission income | $ | 6,327,155 |
| Other income | | 269,084 |
| TOTAL REVENUES | | 6,596,239 |
| EXPENSES | | |
| Commissions paid to international operatives and financial intermediaries | | 1,767,218 |
| Employee compensation and benefits | | 1,116,781 |
| Clearing, execution and commission fees | | 137,449 |
| Service fees to shareholder | | 769,882 |
| Rent and equipment | | 112,375 |
| Communications | | 61,141 |
| Regulatory fees | | 35,630 |
| Professional fees | | 210,256 |
| Administrative and other expenses | | 222,238 |
| TOTAL EXPENSES | | 4,432,970 |
| INCOME BEFORE INCOME TAXES | | 2,163,269 |
| PROVISION FOR INCOME TAXES | | (763,170) |
| NET INCOME | $ | 1,400,099 |

The accompanying notes are an integral part of these financial statements.

# MONEX SECURITIES, INC.

## STATEMENT OF STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2012

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| BALANCE AT DECEMBER 31, 2011 | 1,000 | $ 10 | $ 1,804,070 | $ - | $ 1,804,080 |
| Dividends | | | (99,901) | (1,400,099) | (1,500,000) |
| Net income | | | | 1,400,099 | 1,400,099 |
| BALANCE AT DECEMBER 31, 2012 | 1,000 | $ 10 | $ 1,704,169 | $ - | $ 1,704,179 |

The accompanying notes are an integral part of these financial statements.

MONEX SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 1,400,099 |
| Adjustments to net income, for noncash transactions | |
| Depreciation | 22,908 |
| Realized gains on marketable securities | (12,054) |
| Net increase or decrease in assets and liabilities | |
| Receivable from clearing broker/dealer | (530,953) |
| Commissions receivable | 108,599 |
| Income tax receivable | (45,810) |
| Other assets | (59,188) |
| Accounts payable and accrued expenses | 112,427 |
| Commissions payable | (120,155) |
| Payable to shareholder | 225,430 |
| Deferred income taxes | (4,639) |
| Accrued income taxes | (470) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 1,096,194 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of certificate of deposit | (12) |
| Purchases of marketable securities | (2,710,235) |
| Proceeds from sales of marketable securities | 3,120,638 |
| Purchases of property and equipment | (4,760) |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 405,631 |
| CASH FLOWS USED IN FINANCING ACTIVITIES | |
| Dividends to stockholders | (1,500,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 1,825 |
| CASH AND CASH EQUIVALENTS, beginning of year | 1,054 |
| CASH AND CASH EQUIVALENTS, end of year | $ 2,879 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | |
| Income taxes paid | $ 813,580 |

The accompanying notes are an integral
part of these financial statements.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

### Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. The Company did not record any net realized or unrealized foreign currency losses during 2012. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gains on marketable securities of $12,054 are reflected in the accompanying statement of income in other income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

### Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

### Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during 2012.

## NOTE 2: TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

## NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $1,281,727 and $250,000 respectively. The Company's net capital ratio was 0.40 to 1.

## NOTE 4: FAIR VALUE MEASUREMENT

Fair value measurement when applicable is reported in accordance with FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

As of December 31, 2012 the Company had no assets or liabilities measured at fair value.

## NOTE 5: RELATED PARTY TRANSACTIONS

The Company entered into a services agreement (Agreement) with its Shareholder in January 2003. The Agreement requires the Shareholder to provide administrative services to the Company. The Company is required to repay the costs incurred by the Shareholder under the agreement, plus a 16% markup. The term of the agreement is indefinite and may be terminated by either party with 90 days written notice. The total amount incurred under this Agreement for the year ended December 31, 2012 was $769,882, of which $265,776 is payable at December 31, 2012.

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total amount earned under this agreement for the year ended December 31, 2012 was $157,339, of which $17,233 is receivable as of December 31, 2012.

## NOTE 6: INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2012:

| | |
|---|---|
| Federal | |
| Current tax expense | $ 729,190 |
| Deferred tax expense (benefit) | (4,638) |
| Total federal tax expense | 724,552 |
| State | |
| Current tax expense | 38,618 |
| Total provision for income taxes | $ 763,170 |

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2009 and beyond

## NOTE 6: INCOME TAXES *(Continued)*

remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2009 and beyond remain subject to examination by the state of Texas.

The Company did not have unrecognized tax benefits as of December 31, 2012 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2012, the Company has not accrued interest or penalties related to uncertain tax positions.

## NOTE 7: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2012:

| | | |
|---|---|---|
| Furniture, fixtures, and equipment | $ | 166,548 |
| Accumulated depreciation | | (112,835) |
| | $ | 53,713 |

Depreciation expense for the year was $22,908 and was recorded as rent and equipment expense in the accompanying financial statement.

## NOTE 8: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space under an operating lease that expires in June 30, 2014. Rent expense under this lease and was approximately $76,171 for the year ended December 31, 2012.

Future minimum lease payments for years ending December 31 are as follows:

| Year | Amount | |
|---|---|---|
| 2013 | $ | 56,224 |
| 2014 | | 28,111 |
| Thereafter | | - |
| Total | $ | 84,335 |

## NOTE 8: COMMITMENTS AND CONTINGENCIES *(Continued)*

### Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has no recorded liabilities with regard to the right. During 2012, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

### Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

## NOTE 9: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2012.

## NOTE 10: SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2013 through January 18, 2013, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

# SUPPLEMENTAL INFORMATION

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

January 18, 2013

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

We have audited the accompanying financial statements of MONEX SECURITIES, INC. as of and for the year ended December 31, 2012, and have issued our report thereon dated January 18, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 18, supplemental schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EEPB, P.C.

Houston, Texas



1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

# MONEX SECURITIES, INC.

## SUPPLEMENTAL SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 1,704,179 |
| Reductions and charges: | |
| Nonallowable assets: | |
| Commissions receivable | 189,702 |
| Property and equipment, net | 53,713 |
| Other assets | 178,912 |
| Total nonallowable assets and charges, net | 422,327 |
| Excess fidelity bond deductible | - |
| Net capital before haircuts on security positions | 1,281,852 |
| Haircuts on security positions | 125 |
| Net capital | $ 1,281,727 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | 184,056 |
| Commissions payable | 3,428 |
| Payable to shareholder | 265,776 |
| Accrued income taxes | 38,619 |
| Deferred tax | 17,282 |
| Total aggregate indebtedness | $ 509,161 |
| Computation of basic net capital requirement | |
| Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000) | $ 250,000 |
| Excess net capital | $ 1,031,727 |
| Ratio of aggregate indebtedness to net capital | 0.40 |

## STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Monex Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2012.

## STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Monex Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2012 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2012.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

January 18, 2013

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of MONEX SECURITIES, INC. ("Monex") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of Monex's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Monex including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Monex does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Monex in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of Monex is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but

not absolute assurance that assets for which Monex has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Monex's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

EEPB 25th Year P.C.
CPAs & BUSINESS ADVISORS

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

January 18, 2013

Board of Directors
MONEX SECURITIES, INC.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by MONEX SECURITIES, INC. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries and check copies noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.



1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044874 FINRA DEC
MONEX SECURITIESINC 20*20
440 LOUISIANA ST STE 1500
HOUSTON TX 77002-1652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ruben Contreras (713) 877-8234 ext. 6602

2. A. General Assessment (item 2e from page 2) $15,753.63

B. Less payment made with SIPC-6 filed (exclude interest) (8,629.74)

07/17/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,123.89

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $7,123.89

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Monex Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the_____ day of_______________, 20_____.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 12
and ending 12/31, 20 12
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6,596,240 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 134,124 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| Administrative Services Fees | 157,339 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,325 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 3,325 |
| Total deductions | 294,788 |
| 2d. SIPC Net Operating Revenues | $ 6,301,452 |
| 2e. General Assessment @ .0025 | $ 15,753.63 |
| | (to page 1, line 2.A.) |

1333 West Loop South, Suite 1400 | Houston, Texas 77027
713-622-0016 | **www.eepb.com**